UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces First Quarter 2023

Operating and Financial Results

Mexico City, Mexico, April 26, 2023— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the first quarter 2023 (1Q23).

1Q23 Summary

■	Passenger traffic increased 29.9% during 1Q23, as compared to 1Q22, reaching 6.0 million passengers. The airports with the highest traffic growth compared to 1Q22 were Monterrey, Ciudad Juárez and Chihuahua.

■	Adjusted EBITDA increased 40.6% to Ps.1,981 million, which compares to Ps.1,409 million in 1Q22.

■	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.757 million in the quarter.

OMA will hold its 1Q23 earnings conference call on April 27, 2023 at 12:00 p.m. Eastern time, 10:00 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13737845. The conference call will also be available by webcast at http://ir.oma.aero/en/calendario-de-eventos.

1Q23 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 25.0% compared to 1Q22.

During the quarter, 1 new international route started operations.

Total passenger traffic reached 6.0 million passengers, an increase of 29.9% as compared to 1Q22. During the quarter, of total traffic, 86.0% was domestic and 14.0% was international.

Domestic passenger traffic increased 28.0%, compared to 1Q22, while international traffic increased 42.5%.

The airports with the largest passenger traffic growth in volume terms as compared to 1Q22, were:

■	Monterrey (+39.8%), on its Mexico City, Guadalajara, Felipe Angeles (AIFA), Toluca, Cancún and Tijuana routes.

■	Ciudad Juárez (+33.4%), on its Guadalajara, Mexico City and Cancún routes.

■	Chihuahua (+32.8%), on its Guadalajara, Ciudad de México and Cancún routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 93.6% as of March 31, 2023.

Freight Logistics Services

■	OMA Carga’s revenues increased by 13.6%, compared to 1Q22 due to an increase in the operation of higher commercial value cargo in handling, custody and storage services related to ground and air import cargo. Total tonnage handled was 9,002 metric tons, 16.1% lower than 1Q22.

Hotel Services

■	The NH Collection Terminal 2 Hotel had an 80.3% occupancy rate, compared to 73.5% in 1Q22, with a 16.4% increase in the average room rate to Ps.2,608 per night.

■	Hilton Garden Inn had a 73.4% occupancy rate, compared to 60.0% in 1Q22, with a 25.6% increase in the average room rate to Ps.2,224 per night.

Industrial Services

■	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.20.4 million, an increase of 10.4% versus 1Q22. The increase is explained by a higher number of leased warehouses as compared to 1Q22.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 40.0% mainly due to an increase in passenger traffic, compared to 1Q22, as well as increases in aeronautical tariffs.

Non-aeronautical revenues increased 25.7%.

Commercial revenues increased 35.5%. The line items with the largest increases were:

■	Parking, +58.1%, as a result of an increase in passenger traffic and higher penetration in the Monterrey Chihuahua and Reynosa airports, as well as higher turnover in short-term stay parking spaces in all of OMA’s airports.

■	Restaurants, Retail and Car Rentals, +48.9%, +42.9% and +19.7%, respectively, as a result of an increase in revenue share and the consolidation of initiatives implemented in 2022.

Diversification revenues increased 21.5%, mainly due to higher revenues from Hotel Services and OMA Carga.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 14.9%, mainly due to higher payroll costs, minor maintenance and contracted services.

The major maintenance provision was Ps.76.6 million. The outstanding balance of the maintenance provision as of March 31, 2023 was Ps.2,077 million.

The airport concession tax was Ps.119 million and the technical assistance fee was Ps.52 million.

Total operating costs and expenses increased 45.3%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.1,752 million, with an operating margin of 54.4%.

Adjusted EBITDA was Ps.1,981 million, with a margin of 77.5%.

Financing Income and Net Income

Financing Expense was Ps.229 million, compared to Ps.165 million during 1Q22. The increase was mainly due to a higher interest expense as a result of a higher level of indebtedness and an increase in financing costs.

Consolidated net income in the quarter was Ps.1,080 million, an increase of 43.5%.

Earnings per share, based on net income of the controlling interest was Ps.2.79, and earnings per ADS was US$1.24. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 1Q23, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.757 million, comprised of Ps.664 million in improvements to concessioned assets, Ps.32 million in major maintenance, Ps.60 million in strategic investments and Ps.1 million in other concepts.

The most important investment expenditures included:

Airport	Project	Status
	MDP Investments	
Ciudad Juárez	Expansion of commercial aviation platform	Started
Chihuahua	Major rehabilitation of taxiway and commercial platform	In Process
Tampico	Minor rehabilitation of platform and mayor rehabilitation of taxiway	In Process
Zihuatanejo	Minor rehabilitation of taxiway	In Process
Durango	Major rehabilitation of taxiway	In Process
Durango	Remodeling and expansion of terminal building	In Process
Monterrey	Installation of baggage screening equipment	In Process
Culiacán	Expansion of terminal building	In Process
Culiacán	Minor rehabilitation of runway and major rehabilitation of platform	In Process
San Luis Potosí	Major rehabilitation of taxiway	In Process
Durango	Major rehabilitation of runway	In Process
Mazatlán	Terminal building reconfiguration	In Process
Ciudad Juárez	Remodeling and expansion of terminal building	In Process
Monterrey	Platforms reconfiguration	In Process
Monterrey	Expansion of Terminal C (Wing 1)	In Process
Monterrey	Expansion of public area in Terminal A - first phase	In Process
Zihuatanejo	Modernization of terminal building	Finished
Ciudad Juárez	Rehabilitation of commercial aviation platform	Finished
	Strategic Investments	
Monterrey	Industrial park - Construction of industrial warehouse	In Process
Monterrey	Expansion of OMA Carga bonded warehouse - Ground Cargo	In Process
4 Airports	Construction of OMA Premium Lounges in Durango, Reynosa, Tampico and Zihuatanejo	In Process
5 Airports	Remodeling of OMA Premium Lounges in Monterrey (Terminal A and Terminal C), Culiacán, Acapulco, Mazatlán and San Luis Potosí	In Process
Hotel	Remodeling of NH Collection Terminal 2 Hotel	In Process
Monterrey	Design and construction of parking	In Process
Monterrey	Industrial park - Construction of industrial warehouse	In Process
Monterrey	Industrial park - Tenant improvements to industrial warehouse	In Process

Indebtedness

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 1Q23, cash flows from operating activities generated cash of Ps.1,276 million.

Investing activities used cash for Ps.580 million in the first quarter. Financing activities reflect mainly the special dividend payment of Ps.1,435 million, partially offset by the net increase in debt, resulting in a net cash outflow of Ps.1,195 million.

The net decrease in cash resulting from operating, investing and financing activities in 1Q23 was Ps.498 million. This, combined with the negative effect of changes in the value of cash of Ps.7.3 million, resulted in a Cash and Cash Equivalents balance as of March 31, 2023 of Ps.2,831 million.

Relevant Events

OMA’s General Annual Ordinary Shareholders’ Meeting. On April 21, 2023, at the Shareholders’ Meeting, shareholders approved, among other matters, the payment of a cash dividend to shareholders of Ps.2,300,000,000.00 (Two billion three hundred million Pesos and 00/100) which will be paid in two installments: the first one for Ps.1,800,000,000.00 (one billion, eight hundred million and 00/100 pesos) to be made no later than June 30, 2023, and the second one for Ps.500,000,000.00 (five hundred million and 00/100 pesos), to be made no later than September 30, 2023.

Issuance of Sustainability-Linked Bonds. On March 10, 2023, OMA completed issuance of Ps.3.2 billion in long-term sustainability-linked notes in the Mexican market. The Issuances are the following:

■	Ps.640 million in 3.4-year Notes (ticker: OMA 23L) at a variable rate of TIIE 28 + 22 basis points. The Notes will pay interests every 28 days, and principal amount will be paid at maturity on July 24, 2026.

■	Ps.2,560 million in 7-year Notes (ticker: OMA 23-2L) at a fixed rate of 10.26%. The Notes will pay interest every 182 days, and principal amount will be paid at maturity on March 1, 2030.

Proceeds from the Issuances were used to pay the OMA 13 Notes, and to prepay Ps.1.2 billion of short-term loans. The remaining resources will be used for general corporate uses, including the execution of possible investments.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement

(Thousands of Pesos)

	From January 1 to March 31,		
	2022	**2023**	**% Var.**
Operating Activities			
Income Before Taxes	**1,031,709**	**1,523,910**	**47.7**
Depreciation and Amortization	130,606	152,288	16.6
Major Maintenance Provision	82,135	76,623	(6.7)
Doubtful Accounts Provision	1,673	4,000	139.1
(Profit) / Loss on Sales of Machinery and Equipment - Net	(4)	(2)	(45.9)
Interest Income	(37,087)	(87,032)	134.7
Items in Results Related to Financing Activities			
Present Value of Major Maintenance Provision	37,709	41,012	8.8
Interest Expense	151,530	260,598	72.0
Exchange Fluctuation	11,457	7,253	(36.7)
	1,409,727	**1,978,648**	**40.4**
Changes in:			
Trade Accounts Receivable - Net	106,301	(94,600)	n.a.
Recoverable Taxes	(28,155)	(3,710)	(86.8)
Other Accounts Receivable	(55,842)	(62,902)	12.6
Accounts Payable	(46,522)	(31,565)	(32.2)
Taxes and Accrued Expenses	46,809	(118,265)	n.a.
Taxes Paid	(698,429)	(386,446)	(44.7)
Accounts Payable to Related Parties	26,367	12,616	(52.2)
Major Maintenance Payments	(51,443)	(31,463)	(38.8)
Other Long-Term Liabilities	8,548	14,170	65.8
Net Flow from Operating Activities	**717,362**	**1,276,484**	**77.9**

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable period of 2021. The exchange rates used to convert foreign currency amounts were Ps.19.8632 as of March 31, 2022, Ps.19.4715 as of December 31, 2022 and Ps.18.0932 as of March 31, 2023.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,100 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety and security measures. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero

●	Twitter http://twitter.com/OMAeropuertos

●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated April 26, 2023